EXHIBIT 99.2

The Board resolves to donate to the related parties

Date of events: 2015/11/10

Contents:

1.	Date of occurrence of the event: 2015/11/10

2.	The reason for the donation: To promote philanthropy events

3.	The total amount of the donation: Donating Chunghwa Telecom Foundation NT$48 million and the government agencies NT$14.50 million, totally NT$62.50 million.

4.	Counterparty to the donation: Chunghwa Telecom Foundation, government agencies (Tourism Bureau of Ministry of Transportation and Communications, Sports Administration of Ministry of Education, and National Taiwan University.)

5.	Relationship to the Company: (1)Chunghwa Telecom Foundation: Being established by Chunghwa Telecom’s endowment (2)The Government agencies: Philanthropy events promoting partners

6.	Name and resume of the independent director that expressed objection or reservation: None

7.	Contents of the objection or reservation: None

8.	Any other matters that need to be specified: None